APPLIED CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	158,810
Accounts receivable - allowable		571,580
Accounts receivable		21,520
Prepaid expenses and deposits		19,764
Total assets	$	771,674

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	6,216
Commissions payable		571,580
Deferred revenue		66,667
Total liabilities		644,463
Member's equity		127,211
Total liabilities and member's equity	$	771,674

See Accompanying Notes